August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (281)591-4102
Peter D. Kinnear
President and Chief Executive Officer
FMC Technologies, Inc.
1803 GEARS ROAD
Houston, Texas 77067

>   **Re: FMC Technologies, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 30, 2007**
>   **File No. 001-16489**

Dear Mr. Kinnear:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Long Tenured Management Team and Internal Development, page 20

1.   Please explain why the data you present in the tables on pages 20 and 24 is relevant to understanding how the committee made its determinations with respect to the amounts you actually awarded the named executive officers during the fiscal year. See generally Instruction 1 to Item 402(b) of Regulation S-K.

Establishing Competitive Pay Levels, page 22

2.   On page 23, you state that you benchmarked compensation for officers against either a larger group of 24 companies versus a smaller group of eight oilfield services companies depending on the responsibilities of the particular executive officer. On page 27, in your discussion of performance based restricted stock awards, you disclose that the comparator group consists of ten competitor companies in oilfield services. Please revise to identify the companies you reference on page 27. Also, please explain why you do not reference the 10 oilfield service companies in this subsection and why the committee believes the relevant group for comparison for the CEO and for Messrs. Kinnear, Gremp and Schumann is the smaller group of 8 versus the larger group of 24 companies. Also explain why you benchmarked only Mr. Canon's compensation against the larger group of companies. See generally Item 402(b)(2)(xiv) of Regulation S-K.

3.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. We note wide disparities in the salary you awarded to Mr. Netherland relative to the other named executive officers. In Compensation Discussion and Analysis, you should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, you should disclose the differences on an individualized basis.

4.   On page 22, you state that based on the review of the compensation committee, it concluded that the compensation paid to the named executive officers for 2006 was "appropriate and reasonable…" You should revise your disclosure to provide further analysis of the basis for this conclusion.

Cash Pay Elements- Base Pay, page 23

5.   Please disclose in greater detail the performance objectives that you considered and evaluated for each of the named executive officers in determining base salary. See Item 402(b)(2)(vii) of Regulation S-K.

Cash Pay Elements—Annual Non-Equity Incentive Bonus, page 23

6.   Rather than only indicating actual performance objectives a named executive officer achieved, please also provide context to your discussion and disclose the specific targets established for a named executive officer at the beginning of the fiscal year. Provide clear disclosure of non-quantifiable targets. Where quantifiable targets such as earnings per diluted share are established, as was the case with Mr. Netherland, revise to identify the target established for the fiscal year. Please revise to indicate where within the range of 0.0 to 2.0, the executive officer's rating fell during the last fiscal year.

7.   We direct you to Instruction 1 to Item 402(b) of Regulation S-K. So investors can better understand how the business performance and individual performance metrics described are applied in practice, referencing the actual amount of a non-equity incentive bonus awarded to a named executive officer during the fiscal year, revise to show how the formula determined the amount of the non-equity incentive bonus you paid to a named executive officer.

Performance Based Restricted Stock Awards, page 27

8.   We note that the committee considers the size-adjusted median value of comparable equity compensation awards peer group companies issued when determining the amount of equity compensation awarded to a named executive officer. Please disclose the actual awards made to the named executive officers during the fiscal year as compared to the median size-adjusted value of awards made to the peer group. To the extent the actual awards differ from the median, you should provide disclose the reasons for the divergence.

9.   On page 24, you indicate that the compensation committee sets the business performance metrics and target level of eligibility annually. Disclose the performance metrics and target levels that were established as of the filing date of the proxy statement. The compensation discussion and analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor